Via EDGAR

May 31, 2007

Mr. Stephen Krikorian, Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sealed Air Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-12139

Dear Mr. Krikorian:

This letter is submitted on behalf of Sealed Air Corporation in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006, as set forth in your letter to me dated April 19, 2007.

We note the staff’s request that we amend our 2006 Form 10-K.  Based upon our review of the staff’s comments and the information provided below, we believe that our 2006 Form 10-K includes all material information that we are required to disclose and necessary for the protection of investors.  In view of the items highlighted by the staff, to the extent that we could, we reflected them in our disclosure in our Form 10-Q for the quarterly period ended March 31, 2007, which we filed with the Commission on May 8, 2007.  We will further enhance our overall disclosure prospectively in subsequent filings with the Commission, including in our Forms 10-Q for the quarterly periods ending June 30 and September 30, 2007, and in our Form 10-K for the fiscal year ending December 31, 2007.  If, following your review of our responses to the staff’s comments provided below, the staff remains of the view that our 2006 Form 10-K requires amendment, then we would appreciate the opportunity to engage in further discussions with you concerning the issues raised by your comments.

Sealed Air Corporation

May 31, 2007

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment.

Staff Comment:

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.                                       There are several instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed.  For instance, your disclosure on page 27 of the filing indicates that gross profit as a percentage of net sales increased during 2006 due to the positive impact of selling price increases, combined with the improved operating efficiencies that helped offset higher petrochemical-based raw materials and other energy-related costs compared with the prior period.   In addition, you disclose that the increase in marketing, administrative and development expenses increased in 2005 due to the impact of foreign currency translation, higher professional fees, and expenses for research and development projects, partially offset by a reduction in management incentive compensation and savings from restructuring activities.  Tell us what consideration you gave to providing disclosure that quantifies each of the sources that contributed to the material changes.  In addition, we note from your disclosure on page 23 of the filing that the increases in net sales during the three years ended December 31, 2006 were due to changes in unit volume, changes in product mix and increases in the average selling prices.  Your disclosure should provide the reasons for these material changes.  Explain the business events and conditions that lead to changes in the unit volumes and product mixes.  See Section III. D of SEC Release 33-6835 and SEC Release 33-8350.

Company Response:

Where two or more sources contribute to a material change identified in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, we generally provide dollar amounts for each source if it is feasible for us to do so. Our ability to provide specific dollar amounts related to some of the material changes that are referenced above and are disclosed in the MD&A of our 2006 Form 10-K, however, is limited by the capabilities of our current financial information systems.  In the areas of gross profit and marketing, administrative and development expenses, management is able to identify the overall sources of the changes; however, for some sources it is not presently feasible to quantify exact dollar amounts.  Further, we do not believe that it is necessary for an investor to have such precise quantifications in these instances in order to evaluate and assess our consolidated financial results.  Looking ahead, we are in the process of implementing an SAP-based enterprise reporting platform that management believes will increase the availability of quantitative information in the future.  We will

Sealed Air Corporation

May 31, 2007

continue to provide additional quantitative and qualitative information in the MD&A as the information becomes available through our implementation of SAP.

In reference to the net sales disclosure on page 23 of our 2006 Form 10-K, we disclosed that the increases were due to changes in unit volume, changes in product mix and increases in average selling prices.  This section of the disclosure was intended to be a general statement of the type of key items that affected our net sales. The more detailed information regarding significant changes by reportable business segment and geographic region was discussed on pages 24 through 27 of our filing.  This information included the key drivers by reportable business segment and by region including tables that showed the dollar amount and percentage impact from unit volumes, acquisitions, price/mix and foreign exchange.  We recognize that the opening paragraph that discussed net sales on page 23 of our filing could have provided further higher-level details of the changes to complement the more detailed discussions on pages 24 through 27.  Therefore, in our Form 10-Q for the quarterly period ended March 31, 2007, in Item 2 of Part I, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the caption “Introduction” on page 23, we expanded our disclosures to highlight the key events and conditions that affected the Company during the first quarter of 2007.  In addition, we added a reference to direct the reader to the further details that we provided by reportable business segment and by geographic region.  We will continue to provide enhanced disclosures related to the reasons for these material changes in future filings, where practicable.

Staff Comment:

Critical Accounting Policies and Estimates, page 44

2.                                       We note that you identify certain assumptions and estimates throughout your discussion of critical accounting policies.  The critical accounting policies should describe how these estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future.  You should provide quantitative as well as qualitative information when information is reasonably available.  Tell us how you considered providing this enhanced disclosure.  For example, your critical accounting policy disclosure of pensions should address the assumptions used to derive the significant elements of the net pension income (expense), assets and obligations.  The critical accounting policy should discuss the basis for and the reasonableness of the long-term expected return assumptions.  Also, the critical accounting policies should be expanded to disclose how the significant assumptions and estimates used to account for pension plans are determined.  For example, include the method (arithmetic/simple averaging or geometric/compound averaging) and source of return data used to determine the expected return assumptions.  The disclosure should include the assumptions and estimates and data source used to determine the discount rate.  See SEC Release 33-8350.

Sealed Air Corporation

May 31, 2007

Company Response:

In response to the staff’s comment, we will include expanded disclosures in our Critical Accounting Policies and Estimates, substantially as presented in Appendix A, attached. We will use this expanded disclosure in future filings beginning with our Form 10-Q for the quarterly period ending June 30, 2007.

Staff Comment:

Note 18. Earnings Per Common Share, page 96

3.                                       We note from your disclosure in Note 17 that there were shares of non-vested restricted stock and non-vested restricted stock units outstanding at December 31, 2006.  Tell us how you have reflected these non-vested shares in your computation of basic and diluted earnings per common share in accordance with SFAS 128.

Company Response:

The following is a discussion of our historical and prospective EPS disclosure relating to non-vested restricted stock and non-vested restricted stock units. In March 2007, we effected a two-for-one stock split in the form of a stock dividend, and we have adjusted the numbers of shares and units described below to reflect that stock split.

In May 2005, the Company’s stockholders approved a new contingent stock plan that permits awards of restricted stock and restricted stock units. Previously, our 1998 contingent stock plan only permitted awards of restricted stock.  During 2005, we granted an aggregate of 482,400 shares of restricted stock and 79,100 restricted stock units under the 2005 and 1998 contingent stock plans.  In 2006, we granted 542,700 shares of restricted stock and 113,200 restricted stock units under the 2005 plan.

At grant date we have included the non-vested restricted stock in the basic weighted average number of common shares outstanding.  We included these shares in our basic and diluted EPS calculations because the employee is the beneficial owner of such shares with the rights to receive dividends and to vote the shares during the vesting period, which is at least three years.  These shares are subject to a risk of forfeiture during the vesting period.  Historically, the average forfeiture percentage has been relatively minimal at approximately 2.7%.  With respect to non-vested restricted stock units, we did not include them in our basic and diluted EPS calculations for the years ended December 31, 2005 and 2006 due to their immaterial impact.

We recognize that in accordance with SFAS 128, paragraph 20, non-vested restricted stock and non-vested restricted stock units should not be included in basic EPS but should be included in diluted EPS, using the treasury stock method, if the effect is dilutive.

Sealed Air Corporation

May 31, 2007

The Company’s management believes its historical treatment has had an immaterial effect on the Company’s interim and annual reported basic and diluted EPS calculations.  The following table sets forth the Company’s reported basic and diluted EPS as well as EPS adjusted to reflect non-vested restricted stock and non-vested restricted stock units in accordance with SFAS 128, for the years ended December 31, 2006, 2005 and 2004:

	2006			2005			2004
	As Reported	Adjusted	Variance	As Reported	Adjusted	Variance	As Reported	Adjusted	Variance

Basic EPS	$1.69	$1.70	$0.01	$1.54	$1.56	$0.02	$1.28	$1.29	$0.01

Diluted EPS	$1.46	$1.47	$0.01	$1.34	$1.35	$0.01	$1.12	$1.13	$0.01

In future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2007, we will reflect non-vested restricted stock and non-vested restricted stock units in diluted EPS for all periods presented in accordance with SFAS 128.  We will include substantially the following expanded disclosure in our earnings per common share note.

Text of Disclosure:

(13) Earnings Per Common Share

Earnings per common share for the three and six months ended June 30, 2006 have been revised.  The Company had previously included non-vested restricted stock in both its basic and diluted earnings per common share calculations. Also, the Company had previously excluded non-vested restricted stock units from its basic earnings per common share calculations, and from its diluted earnings per common share calculations when the inclusion of such units was dilutive.  The calculations have been revised in accordance with SFAS No. 128, “Earnings per Share,” to include non-vested restricted stock and non-vested restricted stock units only in the diluted earnings per common share calculation, using the treasury stock method, if the effect is dilutive. Such revisions were immaterial.

Staff Comment:

Note 21. Staff Accounting Bulletin No. 108, page 98

4.                                       We note your SAB 108 transition disclosures.  It is not clear that you have fully disclosed when and how each error being corrected arose.  In this regard, your disclosures should identify the year in which each individual error occurred for periods included in the filing under Rule 3-04 of Regulation S-X and in the aggregate amount for prior years.  We refer you to the Interpretive Response to Question 3 in SAB 108.  Please revise or tell us why revision is not required.

Sealed Air Corporation

May 31, 2007

Company Response:

Company management had considered the disclosure requirements under SAB 108 and believed that the Company’s disclosures met such requirements, in all material respects. We did not disclose the specific year in which each error arose as these errors primarily arose in years prior to the years presented in the Company’s consolidated financial statements. As a result, the Company’s management did not believe that a notation of the specific year the error arose was meaningful to investors. In light of the staff’s comment, we will include substantially the following expanded disclosures in the Company’s Staff Accounting Bulletin No. 108 footnote in future Form 10-K filings, beginning with our Form 10-K for the fiscal year ending December 31, 2007:

Text of Disclosure:

Note 21 Staff Accounting Bulletin No. 108

In September 2006, the SEC released SAB 108. SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, the Company used the “rollover” method. Under this method, the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of correcting the portion of the current-year balance sheet misstatement that originated in prior years. SAB 108 now requires that the Company must consider both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements. The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s origination. Upon application, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method. The SAB 108 adjustment affects the carrying amount of assets and liabilities as of the beginning of the current year, with an offsetting adjustment to the opening balance of retained earnings on January 1, 2006.

In accordance with SAB 108, the Company has adjusted its opening retained earnings for 2006 for the items described below. These errors had previously been considered immaterial to the Company’s consolidated financial statements using the rollover method.

Capitalization of Overhead in Inventories

The Company adjusted its beginning retained earnings for 2006 to reflect the capitalization of certain manufacturing-related overhead costs in inventories. These costs were previously expensed as incurred for a number of years, and this error existed prior to the Cryovac transaction in 1998. As a result of this adjustment, the Company recorded an

Sealed Air Corporation

May 31, 2007

increase of $40.6 million to inventory and a corresponding increase to retained earnings, before income taxes. The Cryovac transaction is discussed in Note 16, “Commitments and Contingencies,” of the Notes to the Company’s consolidated financial statements set forth in this Form 10-K under the captions “Cryovac Transaction” and “Contingencies Related to the Cryovac Transaction.”

General Inventory Reserve

The Company had maintained a general inventory reserve on its consolidated balance sheet. This reserve was established in 1998 to recognize exposures regarding the valuation of inventories that the Company believed existed at that time.  The Company did not write-off the reserve when the related inventories were disposed of, which primarily occurred in 1999 and 2000. This amount was reversed under SAB No. 108, which resulted in an increase to inventories of $6.0 million and a corresponding increase, before income taxes, to retained earnings.

Equipment Depreciation

The Company adjusted its beginning retained earnings for 2006 for a historical misstatement related to the use of incorrect useful lives for the depreciation of certain equipment. This adjustment accumulated primarily in 2004 and 2005 and resulted in an increase to accumulated depreciation of $4.4 million and a corresponding reduction, before income taxes, to retained earnings.

Tax Valuation Allowance

The Company adjusted its beginning retained earnings for 2006 for a historical misstatement related to income tax valuation allowances that exceeded the net deferred tax assets in certain jurisdictions, which accumulated during a period commencing prior to the Cryovac transaction in 1998 and ending in 2005. These excess valuation allowances were reversed under SAB No. 108, which resulted in an increase to deferred tax assets of $3.0 million and a corresponding increase to retained earnings.

Impact of Adjustments

The impact of each of the items noted above on 2006 opening retained earnings is presented below (in millions).

	Inventory Adjustments	Equipment Depreciation Adjustment	Tax Valuation Allowance Adjustment	Total Adjustment
Cumulative effect on retained earnings as of January 1, 2006, net of $13.4 tax	$31.5	$(2.7)	$3.0	$31.8

The aggregate impact of these adjustments is summarized below (in millions).

SAB 108 Adjustment
Inventories	$46.6
Equipment accumulated depreciation	4.4
Current deferred income tax asset	(1.3)
Non-current deferred income tax asset	3.7
Current deferred income tax liability	12.8

Sealed Air Corporation

May 31, 2007

Staff Comment:

5.                                       We note from your disclosure that under SAB 108 you reversed $6.0 million of general inventory reserve that was previously established to recognize exposure regarding the valuation of inventories.  Further explain your basis for reversing this inventory reserve.  Tell us whether the error occurred in the period in which the reserve was initially recorded or whether the reserve should have been reversed in a subsequent period due to the removal of the related inventory or other factors.  Also confirm that the write-down of inventory creates a new cost basis for the related inventory.  In this regard tell us how you considered the guidance in SAB Topic 5BB in your accounting for inventory.

Company Response:

In 1998, the Company recorded a $6 million inventory reserve with a charge to cost of sales to properly state inventories at net realizable value. This reserve represented a write-down of inventories and created a new cost basis for the related inventories in accordance with SAB Topic 5BB. Such inventories were disposed of primarily in 1999 and 2000; however, the Company failed to reverse the related reserve at the time of disposal. This reserve remained until it was corrected in connection with the Company’s adoption of SAB 108.

Staff Comment:

Exhibit 31.1 and 31.2

302 Certifications

6.                                       Revise your certifications to remove the title of the officers from the first sentence pursuant to the format of the certifications in Item 601(b)(31) of Regulation S-K.

Company Response:

We removed the title of the officers from the first sentence of our form of Sarbanes-Oxley Act Section 302 certifications that we filed in our Form 10-Q for the quarterly period ended March 31, 2007.  We will continue this practice in subsequent filings with the Commission where the Sarbanes-Oxley Act Section 302 certifications are required, including in our Form 10-K for the fiscal year ending December 31, 2007.

Sealed Air Corporation

May 31, 2007

Company Acknowledgement:

As requested in your letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the fiscal year ended December 31, 2006.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Jeffrey S. Warren, our Controller, at (201) 703-4122, Sean E. Dempsey, of our Law Department, at (201) 703-4184, or me at (201) 703-4110 should you require any further information or have any questions.

Sincerely,

/s/ David H. Kelsey
David H. Kelsey
Senior Vice President and
Chief Financial Officer

Appendix A

Text of Disclosure

Critical Accounting Policies and Estimates

The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States of America, known as US GAAP. The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.

Estimates and assumptions are evaluated on an ongoing basis and are based on all available evidence, including historical experience and other factors believed to be reasonable under the circumstances. To derive these estimates and assumptions, management draws from those available sources that can best contribute to its efforts. These sources include the Company’s officers and other employees, outside consultants and legal counsel, experts and actuaries. In addition, the Company uses internally generated reports and statistics, such as aging of accounts receivable, as well as outside sources such as government statistics, industry reports and third-party research studies. The results of these estimates and assumptions may form the basis of the carrying value of assets and liabilities and may not be readily apparent from other sources. Actual results may differ from estimates under conditions and circumstances different from those assumed, and any such differences may be material to the Company’s consolidated financial statements.

The Company believes the following accounting policies are critical to its business operations and the understanding of its consolidated results of operations and affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. The critical accounting policies discussed below should be read together with the Company’s significant accounting policies set forth in Item 8, of Part II of the Company’s Form 10-K for the year ended December 31, 2006 in Note 2, “Summary of Significant Accounting Policies,” of the Notes to Consolidated Financial Statements.

Accounts Receivable and Allowance for Doubtful Accounts—In the normal course of business, the Company extends credit to its customers if they satisfy pre-defined credit criteria. The Company maintains an accounts receivable allowance for estimated losses resulting from the failure of its customers to make required payments. An additional allowance may be required if the financial condition of the Company’s customers deteriorates. The allowance for doubtful accounts is maintained at a level that management assesses to be appropriate to absorb estimated losses in the accounts receivable portfolio. The allowance for doubtful accounts is reviewed quarterly, and changes to the allowance are made through the provision for bad debts, which is included in marketing, administrative and development expenses in the Company’s consolidated statements of operations. These changes may reflect changes in economic, business and market conditions. The allowance is increased by the provision for bad debts and decreased by the amount of charge-offs, net of recoveries.

The provision for bad debts charged against operating results is based on several factors including, but not limited to, a regular assessment of the collectibility of specific customer balances, the length of time a receivable is past due and the Company’s historical experience with customers. In circumstances where a specific customer’s inability to meet its financial obligations is known, the Company records a specific provision for bad debt against amounts due thereby reducing the receivable to the amount the Company reasonably assesses will be collected. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a major customer’s ability to pay, the Company’s estimates of recoverability could be reduced by a material amount.

Commitments and Contingencies—Litigation—On an ongoing basis, the Company assesses the potential liabilities and costs related to any lawsuits or claims brought against it. The Company accrues a liability when it believes a loss is probable and the amount of loss can be reasonably estimated.  Litigation proceedings are evaluated on a case-by-case basis considering the available information, including that received from legal counsel, to assess potential outcomes. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Company uses its best judgment to determine if it is probable that it will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. In assessing probable losses, the Company considers insurance recoveries, if any.  The Company expenses legal costs, including those legal costs expected to be incurred in connection with a loss contingency, as incurred. The Company has in the past adjusted existing accruals as proceedings have continued, been settled or otherwise provided further information on which the Company could review the likelihood of outflows of resources and their measurability, and the Company expects to do so in future periods. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Company has previously made.

Impairment of Long-Lived Assets—The determination of the value of long-lived assets requires management to make assumptions and estimates that affect the Company’s consolidated financial statements. The Company periodically reviews long-lived assets, other than goodwill, for impairment whenever there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Goodwill, in accordance with SFAS No. 142, is reviewed for possible impairment at least annually during the fourth quarter of each fiscal year. A review of goodwill may be initiated prior to conducting the annual analysis if there is evidence that events or changes in circumstances indicate that the carrying value of goodwill may be impaired. Assumptions and estimates used in the determination of impairment losses, such as future cash flows, which are based on operational performance, market conditions, and other factors, and disposition costs, may affect the carrying value of long-lived assets and possible impairment expense in the Company’s consolidated financial statements. If assumptions and estimates change in the future, the Company may be required to record an impairment charge.

Self-Insurance—The Company retains the obligation for specified claims and losses related to property, casualty, workers’ compensation and employee benefit claims. The Company accrues for outstanding reported claims and claims that have been incurred but not reported based upon management’s estimates of the aggregate liability for retained losses using historical experience, insurance company estimates and the estimated trends in claim values. The Company’s estimates include management’s and independent insurance companies’ assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and evaluated on a periodic basis by management and are adjusted when warranted by changing circumstances. Although management believes it has the ability to adequately project and record estimated claim payments, actual results could differ significantly from the recorded liabilities.

Pensions—The Company maintains a non-contributory profit sharing plan and a contributory thrift and retirement savings plan in which most U.S. employees of the Company are eligible to participate. For a limited number of its U.S. employees and for some of its international employees, the Company maintains defined benefit pension plans. The Company accounts for these pension plans in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Under this accounting standard, the Company makes assumptions regarding the valuation of projected benefit obligations and the performance of plan assets.

The projected benefit obligation and the net periodic benefit cost are based on third-party actuarial assumptions and estimates that are reviewed by management on an annual basis. The principal assumptions concern the discount rate used to measure the projected benefit obligation, the expected future rate of return on plan assets and the expected rate of future compensation increases. The Company revises these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits.  In determining the discount rate, the Company utilizes market conditions and other data sources management considers reasonable based upon the profile of the remaining service life of eligible employees. The expected long-term rate of return on plan assets is determined by taking into consideration the weighted-average expected return on the Company’s asset allocation, actuarial asset return data, historical return data, and the current economic environment. The Company believes these considerations provide the basis for reasonable assumptions of the expected long-term rate of return on plan assets. The rate of compensation increase is based on the Company’s long-term plans for such increases. The measurement date used to determine the benefit obligation and plan assets is December 31. At December 31, 2006, the projected benefit obligation for U.S. pension plans was $43.2 million and the net periodic benefit cost for the year ended December 31, 2006 was $2.3 million. At December 31, 2006, the projected benefit obligation for international pension plans was $283.0 million and the net periodic benefit cost for the year ended December 31, 2006 was $13.5 million.

In general, material changes to the principal assumptions could have a material impact on the costs and liabilities recorded under SFAS No. 158. A 25 basis point change in the assumed discount rate and a 100 basis point change in the expected long-term rate of return on plan assets would result in the following increases (decreases) on the projected benefit obligation and the net periodic benefit cost as of and for the year ended December 31, 2006 (in millions).

	25 Basis Point Increase	25 Basis Point Decrease
United States
Discount Rate
Effect on projected benefit obligation	$(1.6)	$1.6
Effect on net periodic benefit cost	(0.2)	0.2

	100 Basis Point Increase	100 Basis Point Decrease
Return on Assets
Effect on net periodic benefit cost	$(0.3)	$0.3

	25 Basis Point Increase	25 Basis Point Decrease
International
Discount Rate
Effect on projected benefit obligation	$(6.6)	$7.3
Effect on net periodic benefit cost	(1.0)	1.0

	100 Basis Point Increase	100 Basis Point Decrease
Return on Assets
Effect on net periodic benefit cost	$(2.0)	$2.0

Income Taxes—Estimates and judgments are required in the calculation of tax liabilities and in the determination of the recoverability of deferred tax assets. The Company’s deferred tax assets arise from net deductible temporary differences and tax benefit carry forwards. The Company evaluates whether its taxable earnings during the periods when the temporary differences giving rise to deferred tax assets become deductible or when tax benefit carry forwards may be utilized should be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration dates of tax benefit carry forwards or the projected taxable earnings indicate that realization is not likely, the Company provides a valuation allowance.

In assessing the need for a valuation allowance, the Company estimates future taxable earnings, with consideration for the feasibility of ongoing tax planning strategies and the realizability of tax benefit carry forwards and past operating results, to determine which deferred tax assets are more likely than not to be realized in the future. Changes to tax laws, statutory tax rates and future taxable earnings can have an impact on valuation allowances related to deferred tax assets. In the event that actual results differ from these estimates in future periods, the Company may need to adjust the valuation allowance which could have a material impact on the Company’s consolidated financial statements.

In calculating its worldwide provision for income taxes, the Company also evaluates its tax positions for years where the statutes of limitations have not expired. Based on this review, the Company may establish reserves for additional taxes and interest that could be assessed upon examination by relevant tax authorities. The Company adjusts these reserves in light of changing facts and circumstances, including the results of tax audits and changes in tax law. If the payment of additional taxes and interest ultimately proves unnecessary, the reversal of the reserves would result in tax benefits being recognized in the period when the Company determines the reserves are no longer necessary. If an estimate of tax reserves proves to be less than the ultimate assessment, a further charge to income tax expense would result. These adjustments to reserves and related expenses could materially affect the Company’s consolidated financial statements.